FILED PURSUANT TO RULE 433

File No. 333-270327

Citigroup Inc.

5.070% Fixed Rate/Floating Rate Callable Senior Notes Due 2028

Final Term Sheet

This term sheet supplements the information set forth under the section “Description of Notes” in the Preliminary Prospectus Supplement, subject to completion, dated April 22, 2024 (the “Preliminary Prospectus Supplement”) to the Prospectus dated March 7, 2023.

Issuer:	Citigroup Inc. (“Issuer” or “we”)

Expected Credit Ratings(1):	Moody’s: A3 (stable) S&P: BBB+ (stable) Fitch: A (stable)

Issue Type:	Canadian Dollar Fixed Rate/Floating Rate Callable Senior Notes

Status of Notes:	Senior unsecured obligations of the Issuer, ranking equally with all other unsecured and senior indebtedness of the Issuer

Specified Currency:	Canadian Dollars (CAD)

Principal Amount:	CAD $1.0 billion

Stated Maturity Date:	April 29, 2028

Par Call Date:	April 29, 2027

Launch Date:	April 22, 2024

Pricing Date:	April 22, 2024

Settlement Date:	April 29, 2024 (T+5)

Spread to the GoC Benchmark Bond Curve:

+107 basis points versus the Government of Canada curve, interpolated between CAN 1.25% due March 1, 2027 and CAN 2.75% due September 1, 2027

+103.5 bps (includes a curve adjustment of -3.5 bps) vs. the CAN 1.25% due March 1, 2027 (priced at $92.563; to yield 4.035%)

Fixed Rate Coupon:	5.070%

Citigroup Inc.

5.070% Fixed Rate/Floating Rate Callable Senior Notes Due 2028

Final Term Sheet

Interest Rate:

5.070% per annum fixed rate payable semi-annually in arrears on each Interest Payment Date from and including the Settlement Date, to, but excluding, the Par Call Date.

On each Interest Payment Date from, and including, the Par Call Date to, but excluding, the Maturity Date or earlier redemption date (the “Floating Rate Period”), the rate per annum equal to Daily Compounded CORRA determined for the relevant Observation Period in respect of such interest period in the Floating Rate Period plus 99 bps, payable quarterly in arrears.

Upon the occurrence of certain specified events, certain fallback rates may replace the Daily Compounded CORRA administered by the Bank of Canada (or any successor administrator). These fallback rates will be triggered in a specified order and upon the occurrence of specified events as outlined in the Preliminary Prospectus Supplement.

Interest Payment Dates:

Payable on the 29th day of each April and October in each year, commencing October 29, 2024 to and including the Par Call Date.

If applicable, the 29th day of each April, July, October, and January, from but excluding the Par Call Date to and including the Maturity Date or earlier redemption date.

Daily Compounded CORRA:

For an Observation Period the rate will be calculated as follows, with the resulting percentage rounded if necessary to the fifth decimal place, with 0.000005 being rounded upwards and -0.000005% being rounded downwards:

Daily Compounded CORRA =

Where:

•   “CORRA Compounded Indexstart” is the CORRA Compounded Index value on the date that is two Bank of Canada Business Days preceding the first date of the relevant interest period in the Floating Rate Period, as published by the Bank of Canada, as the administrator of such rate (or any successor administrator of such rate), on the website of the Bank of Canada or any successor website;

•   “CORRA Compounded Indexend” is the CORRA Compounded Index value on the date that is two Bank of Canada Business Days preceding the Interest Payment Date relating to the relevant interest period in the Floating Rate Period, as published by the Bank of Canada, as the administrator of such rate (or any successor administrator of such rate), on the website of the Bank of Canada or any successor website;

•   “d” is the number of calendar days in the relevant Observation Period; and

•   “CORRA Compounded Index” means the measure of the cumulative impact of the Canadian Overnight Repo Rate Average (CORRA) compounding over time administered and published by the Bank of Canada (or any successor administrator).

Interest Period:	Each interest period from and including an Interest Payment Date during the Floating Rate Period (or, in the case of the first interest period in the Floating Rate Period, the Par Call Date) to, but excluding, the next following Interest Payment Date (or in the case of the final interest period in the Floating Rate Period, the Maturity Date or earlier redemption date).

Citigroup Inc.

5.070% Fixed Rate/Floating Rate Callable Senior Notes Due 2028

Final Term Sheet

Observation Period:	In respect of each interest period during the Floating Rate Period, the period from, and including, the date that is two Bank of Canada Business Days preceding the first date in such interest period to, but excluding, the date that is two Bank of Canada Business Days preceding the Interest Payment Date or, in the case of the final Interest Payment Date, the Maturity Date or earlier redemption date.

Redemption at Issuer Option:

We may, at our option, on or after October 29, 2024 (or if additional notes are issued after April 29, 2024, beginning six months after the issue date of such additional notes) and prior to April 29, 2027, redeem the notes, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of notes being redeemed and (ii) the Canada Yield Price (as defined in the Preliminary Prospectus), plus, in either case, accrued and unpaid interest thereon to, but excluding, the date of redemption.

We may, at our option, on April 29, 2027 redeem the notes, in whole, but not in part, at a redemption price equal to the sum of 100% of the principal amount of notes plus accrued and unpaid interest to, but excluding, the date of redemption.

Redemption for Tax Purposes:	We may redeem the notes, at our option, in whole at any time, but not in part, at a redemption price equal to 100% of the principal amount of the notes plus accrued and unpaid interest thereon to, but excluding, the date of redemption, if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-U.S. persons.

Issue Price:	CAD $100.00

Yield:	5.070% to April 29, 2027

Net Proceeds:	CAD $997,500,000 (before expenses)

Business Day:	Toronto and New York

Day Count Convention:

To, but excluding, April 29, 2027 Actual/Actual (Canadian Compound Method), which means when calculating interest for a full semi-annual interest period, the day count convention is 30/360 and when calculating for a period that is shorter than a full semi-annual interest period, the day count convention is Actual/365 (Fixed).

From April 29, 2027, Actual/365.

Form and Denominations:	Registered Global note, CAD $150,000 and integral multiples of CAD $1,000 in excess thereof.

Clearing System:	CDS

Governing Law:	State of New York

Sales Restrictions:	Available for sale in Canada to accredited investors. Available for sale in the U.S. as notes are Registered Global notes. Resales in Canada will be subject to resale restrictions.

Defeasance:	Applicable. Provisions of Sections 12.02 and 12.03 of the Indenture (as defined in the Preliminary Prospectus Supplement) apply.

Citigroup Inc.

5.070% Fixed Rate/Floating Rate Callable Senior Notes Due 2028

Final Term Sheet

Paying Agent:	Citibank, N.A., London office

CUSIP / ISIN:	172967MJ7 / CA172967MJ70

Lead Managers/Book Runners:	Citigroup Global Markets Inc., TD Securities Inc., RBC Dominion Securities Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., National Bank Financial Inc.

Co-Managers:	Desjardins Securities Inc.

(1)	A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Citigroup Inc. has filed with the SEC for more complete information about Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. The file number for Citigroup Inc.’s registration statement is No. 333-270327. Alternatively, you can request the prospectus by calling toll-free in the United States at 1-800-831-9146.